Fidelity INVESTMENTS

November 16, 2007

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Rutland Square Trust II and Commonwealth Trust II
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: February 14, 2007–February 14,

To Whom it May Concern:

In compliance with Rule 17g-1, enclosed is the following documents:

1. Statement showing the amount of the single insured bond which the individual trusts would have to maintain if they were not named as insureds under a joint insured bond.

2. Copy of the current Fidelity Bond Insurance Recovery Agreement.

Sincerely,

Ann Barry
Director
FMR LLC

Enc.

FMR LLC
Insurance & Risk Management
82 Devonshire Street V6D
Boston, MA 02109-3614

FIDELITY BOND INSURANCE RECOVERY AGREEMENT

This Fidelity Bond Insurance Recovery Allocation Agreement, dated 12/8/06 (the "Agreement"), by each "Fund" as defined in the Policies referred to below (the "Fund Insureds"), and any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, member of a Board of Managers or a management board, or members of a Board of Directors, or, if operating outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to a position listed above (collectively, the "Executives").

WITNESSETH:

WHEREAS, the Fund Insureds and the Executives are and will be named as joint insureds on one or more insurance policies that provide combined coverage for (i) professional liability, (ii) directors & officers liability, and (iii) fidelity bond ("Bond") ((i), (ii) and (iii) (collectively referred to herein as the "Policies"));

WHEREAS, Rule 17g-1 under the 1940 Act ("Rule 17g-1") requires that in the case of a joint Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such a Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Bond with the minimum coverage required by Rule 17g-1(d)(1);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Policies, as follows:

1. Allocation of Recovery of Bond Claims Among Fund Insureds.

(a) Each individual Fund Insured (series or separate portfolios of a Fund Insured shall be treated as if it were an individual Fund Insured) shall initially receive not less than the lesser of an amount of the recovery equal to the amount of the minimum amount of Bond coverage each individual Fund Insured would have been required to maintain as of the date any such loss is sustained under a single insurance Bond as required by Rule 17g-1(d)(1) or the amount of the actual losses of each individual Fund Insured.

(b) Each individual Fund Insured seeking recovery amounts from the Insurer(s) in excess of the minimum amount of Bond coverage it would have been required to maintain as of the date any such loss is sustained under a single Bond as required by Rule 17g-1(d)(1) shall recover such excess amounts in full as long as the retaining aggregate policy limit is sufficient to provide all other Fund Insureds with the minimum amount of Bond coverage as required by Rule 17g-1(d)(1). If multiple Fund Insureds seek recovery amounts from the insurer(s) in excess of their respective minimum coverages, as required by Rule 17g-1(d)(1), and the remaining aggregate Bond limit is not sufficient to pay all such amounts in full, such Fund Insureds shall share in any remaining amount of available aggregate Bond limit on the basis of the minimum amount of insurance coverage that each individual Fund Insured would have been required to maintain as of the date any such loss is sustained as required by Rule 17g-1(d)(1) as a percentage of the total amount of minimum insurance coverage required by Rule 17g-1(d)(1) for all Fund Insureds seeking claim recovery amounts in excess of the minimum amount of insurance coverage required pursuant to Rule 17g-1(d)(1), provided, of course, that no Fund Insured recovers more than its actual losses.

(c) The allocation of recovery among Fund Insureds shall be subject to the requirements of Rule 17g-1, including maintaining the minimum amount of insurance coverage for each individual Fund Insured.

2. Notice. Notice is hereby given that the obligations of this Agreement are not binding upon any such Executive or shareholder individually, but are binding only upon the assets and the property of each Insured Fund's respective portfolios.

3. Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto, with respect to the subject matter hereof, and accordingly, supercedes, as of the date of this Agreement, any other agreement heretofore in effect among the parties.

4. In all instances this agreement shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts, in each case without giving effect to principles of conflicts of law,

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed and delivered on the date set forth above.

Fund Insured

By: Mark Osterheld
[Name] Mark Osterheld
[Title] President & Treasurer

Joint Insured Statement

I, Thomas W. Wronski, Vice President, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report.

Thomas W. Wronski
Vice President, Insurance & Risk Management
FMR LLC

11-19-07
Date

Fidelity Rutland Square Trust II and Fidelity Commonwealth Trust II
Registered Funds Sorted By Trust

Fidelity Rutland Square Trust II	Total Assets ($M)	Minimum Bond Requirement
Fidelity Strategic Advisors Mid Cap Value Portfolio	$75 - $100	525,000
Fidelity Strategic Advisors Small Cap Value Portfolio	$100	525,000
Fidelity Commonwealth Trust II		
Fidelity Large Cap Growth Enhanced Index Fund	$100	525,000
Fidelity Large Cap Value Enhanced Index Fund	$75	450,000
Fidelity Large Cap Core Enhanced Index Fund	$250	750,000
Total for joint bond:		2,775,000
Total bond secured:		2,775,000

new funds:assets values estimated for all funds